

Cheryl (Wenger) M. (She/Her)

Currently a Board Member at Harmony Turbines as well as a
Senior Programmer Analyst at Penn State Milton S. Hershey
Medical Center.

Hershey, Pennsylvania, United States · **Contact info**

67 connections

 **Harmony Turbines**

 **Capital College,
Pennsylvania State...**

(🔒 **Message**) (More)

Experience


Board Member
Harmony Turbines
Aug 2020 – Present · 1 yr


Programmer Analyst
Penn State Milton S. Hershey Medical Center
Jun 2014 – Present · 7 yrs 2 mos


Founder, Smoothie Queen and Dishwasher
Somehow Healthy · Self-employed
Jan 2019 – Dec 2020 · 2 yrs
Hershey, Pennsylvania, United States

Somehow Healthy was a smoothie food truck, dedicated to providing healthy, whole-food,
fresh-made smoothies, sandwiches, soups and snacks, without the sugary add-ins and
mysterious fillers. A main focus was meeting special dietary requests; we provided many
vegan and vegetarian options.


Founder, Baker & Chief Pan Scrubber
The Cupcake Foundry · Freelance
Oct 2014 – Dec 2019 · 5 yrs 3 mos
Hershey, PA

I am a self-taught home-baker, pursuing opportunities to expand my horizons and practical
experience in the realm of baking through this donation-based venture called "The Cupcake
Foundry".


HRIS Analyst II
Ahold USA
Sep 2013 – May 2014 · 9 mos
United States

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Education


Capital College, Pennsylvania State University
Master's degree, Computer and Information Sciences, General
2010 – 2013

Masters Degree - general IS degree including studies in programming, database design,
networking and project management.


Messiah College

 Bachelor's degree, Human Resources Management
1995 – 2000

Volunteer experience

 **Volunteer Baker**
Ronald McDonald House Charities of Hershey, PA
Jul 2014 – Dec 2019 · 5 yrs 6 mos
Health

I occasionally bake goodies for the guests of the Ronald McDonald House Charities in Hershey, PA.

Skills & endorsements

HRIS · 8

Suzanne Sloat and 7 connections have given endorsements for this skill

Healthcare · 7

 Endorsed by **3 of Cheryl's colleagues at Penn State Health**

Training · 3

Bruce Walters, MBA ✓ and 2 connections have given endorsements for this skill

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Accomplishments

1 **Language** ⌄
Spanish

Interests

 **Penn State Health**
29,391 followers

 **Hershey Medical Center**
676 members

 **Messiah University**
23,323 followers

 **Ahold Delhaize**
121,532 followers

 **Capital College, Pennsylvania State Uni**
3,900 followers

 **Harmony Turbines**
24 followers